Mail Stop 3-5

      June 28, 2005


Charles G. Raymond
Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road, Suite 200
Charlotte, North Carolina  28211

      Re:	Horizon Lines, Inc.
		Registration Statement on Form S-1, as amended
		Filed May 17, 2005
		File No. 333-123073

		H-Lines Finance Holding Corporation
		Amendment no. 1 to the Registration Statement on Form S-
4
		Filed June 22, 2005
		File No. 333-123682

		Horizon Lines Holding Corporation
		Amendment no. 2 to the Registration Statement on Form S-
4
		Filed June 23, 2005
		File No. 333-123681

Dear Mr. Raymond:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms S-4

Prospectus Summary, page 1
Recent Developments, page 6
1. Please remove references to the term "certain" and provide a more succinct explanation on the identities of stockholders, related transactions and other transactions to which you broadly refer.

Management, page 109
Employment Agreements, page 121
2. In your amended disclosure appearing on pages 121 and 122, we note that you refer to performance targets set forth in your cash incentive plan. However, we were unable to locate anything further on the cash incentive plan in your disclosure or in your exhibits. We were similarly unable to locate any further information on the executive bonus plan. Please tell us where we can find this disclosure. In amended disclosure, please disclose the performance targets, the certain modified EBITDA and cash flow generation targets to which you refer on pages 121 and 122.

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lyn Shenk, Assistant Chief Accountant at
(202)
551-3750, or David Humphrey, Branch Chief - Accountant at (202)
551-
3211 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 551-3325, Attorney-Adviser, or me at (202) 551-3348 with any
other questions.

      				Sincerely,



							Jennifer G. Williams
      Special Counsel

Ronald Jackson
Horizon Lines, Inc.
June 28, 2005
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